

November 24, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
2021 Series E 4.375% Junior Subordinated Debentures due 2081 of DTE ENERGY
COMPANY under the Exchange Act of 1934.

Sincerely,

(signature)